APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Origin Beer Project

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	17,250.26
Square Income	40,388.38
Total Income	**$57,638.64**
Cost of Goods Sold	
Cost of Goods Sold	8,663.44
Labels	6,984.80
Merchandise	2,730.34
Packaging	1,912.59
Total Cost of Goods Sold	**$20,291.17**
GROSS PROFIT	**$37,347.47**
Expenses	
Advertising	291.83
Automobile Expenses	562.80
Bank Service Fees	448.78
Charitable Contributions	305.00
Dues and subscriptions	868.70
Insurance	1,339.75
Interest Expense	312.69
Meals	1,492.32
Office Expenses	2,268.94
Outside Services	1,005.00
Professional Fees	450.00
Rent Expense	17,248.95
Repairs & Maintenance	1,890.01
Square Fees	1,811.77
Supplies	3,212.27
Taxes and Licenses	400.00
Travel	136.95
Total Expenses	**$34,045.76**
NET OPERATING INCOME	**$3,301.71**
NET INCOME	**$3,301.71**

Origin Beer Project

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Deposits	5,303.85
Operating	1,174.65
Total Bank Accounts	**$6,478.50**
Accounts Receivable	
Accounts Receivable (A/R)	835.00
Total Accounts Receivable	**$835.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$7,313.50**
Fixed Assets	
Accumulated Depreciation	-6,075.00
Equipment	6,075.00
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$7,313.50**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-9.54
Total Accounts Payable	**$ -9.54**
Other Current Liabilities	
Rhode Island Division of Taxation Payable	224.56
Square Gift Card	0.00
Square Tips	0.00
Total Other Current Liabilities	**$224.56**
Total Current Liabilities	**$215.02**
Long-Term Liabilities	
5bbl FV Loan	4,169.97
Total Long-Term Liabilities	**$4,169.97**
Total Liabilities	**$4,384.99**
Equity	
Owner’s Investment	853.17
Retained Earnings	-1,226.37
Net Income	3,301.71
Total Equity	**$2,928.51**
TOTAL LIABILITIES AND EQUITY	**$7,313.50**

Origin Beer Project

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	3,301.71
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-835.00
Accounts Payable (A/P)	-9.54
Rhode Island Division of Taxation Payable	-187.40
Square Gift Card	0.00
Square Tips	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,031.94**
Net cash provided by operating activities	**$2,269.77**
FINANCING ACTIVITIES	
5bbl FV Loan	-1,905.03
Owner's Investment	-1,426.83
Retained Earnings	2,280.00
Net cash provided by financing activities	**$ -1,051.86**
NET CASH INCREASE FOR PERIOD	**$1,217.91**
Cash at beginning of period	5,260.59
CASH AT END OF PERIOD	**$6,478.50**

Origin Beer Project

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	18,120.90
Square Income	47,512.80
Total Income	**$65,633.70**
Cost of Goods Sold	
Cost of Goods Sold	16,155.41
Labels	10,555.04
Merchandise	3,036.99
Packaging	4,227.07
Total Cost of Goods Sold	**$33,974.51**
GROSS PROFIT	**$31,659.19**
Expenses	
Advertising	1,145.53
Automobile Expenses	1,406.38
Bank Service Fees	464.36
Depreciation Expense	600.00
Dues and subscriptions	874.50
Insurance	1,184.40
Interest Expense	136.79
Meals	3,254.94
Office Expenses	2,355.52
Outside Services	250.00
Postage and Delivery	517.81
Professional Fees	525.00
Rent Expense	16,887.06
Square Fees	536.96
Supplies	5,449.76
Taxes and Licenses	686.81
Travel	482.19
Total Expenses	**$36,758.01**
NET OPERATING INCOME	**$ -5,098.82**
NET INCOME	**$ -5,098.82**

Origin Beer Project

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Deposits	5,677.06
Operating	847.78
Total Bank Accounts	**$6,524.84**
Accounts Receivable	
Accounts Receivable (A/R)	707.46
Total Accounts Receivable	**$707.46**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$7,232.30**
Fixed Assets	
Accumulated Depreciation	-6,675.00
Equipment	9,075.00
Total Fixed Assets	**$2,400.00**
TOTAL ASSETS	**$9,632.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	876.15
Total Accounts Payable	**$876.15**
Credit Cards	
Square Credit Card	4,304.27
Total Credit Cards	**$4,304.27**
Other Current Liabilities	
Line of Credit (9001)	400.00
Out Of Scope Agency Payable	0.00
Rhode Island Division of Taxation Payable	59.75
Square Gift Card	0.00
Square Tips	0.00
Total Other Current Liabilities	**$459.75**
Total Current Liabilities	**$5,640.17**
Long-Term Liabilities	
5bbl FV Loan	4,786.06
Total Long-Term Liabilities	**$4,786.06**
Total Liabilities	**$10,426.23**

Origin Beer Project

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
Opening Balance Equity	0.00
Owner’s Investment	1,376.38
Retained Earnings	2,928.51
Net Income	-5,098.82
Total Equity	**$ -793.93**
TOTAL LIABILITIES AND EQUITY	**$9,632.30**

Origin Beer Project

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,098.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	127.54
Accumulated Depreciation	600.00
Equipment	-3,000.00
Accounts Payable (A/P)	885.69
Square Credit Card	4,304.27
Line of Credit (9001)	400.00
Out Of Scope Agency Payable	0.00
Rhode Island Division of Taxation Payable	-164.81
Square Gift Card	0.00
Square Tips	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,152.69**
Net cash provided by operating activities	**$ -1,946.13**
FINANCING ACTIVITIES	
5bbl FV Loan	616.09
Opening Balance Equity	0.00
Owner’s Investment	523.21
Retained Earnings	853.17
Net cash provided by financing activities	**$1,992.47**
NET CASH INCREASE FOR PERIOD	**$46.34**
Cash at beginning of period	6,478.50
CASH AT END OF PERIOD	**$6,524.84**

I, Cheyne Tessier, certify that:

1. The financial statements of A Sad Boi LLC included in this Form are true and complete in all material respects; and
2. The tax return information of A Sad Boi LLC included in this Form reflects accurately the information reported on the tax return for A Sad Boi LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature

Name: Cheyne Tessier

Title: Co-Owner / Head Brewe